UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

PULASKI FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

745548107
(CUSIP Number)

Stanley J. Bradshaw
75 Brookhaven Road
Pinehurst, North Carolina 28374
(910) 295-7029
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO.74548107
SCHEDULE 13D

1	NAME OF REPORTING PERSON Stanley J. Bradshaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 605,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 605,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 604,581 shares held directly and 419 unvested shares of restricted stock.
(2)	Based on 12,043,054 shares outstanding at December 1, 2014.

Item 1.   Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Pulaski Financial Corp. (the “Company”), a Missouri corporation, whose principal executive offices are located at 12300 Olive Boulevard, St. Louis, Missouri 63141.

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed by Stanley J. Bradshaw.

(b)	Mr. Bradshaw’s residence address is 75 Brookhaven Road, Pinehurst, North Carolina 28374.

(c)
Mr. Bradshaw is Chairman of the Board of Pulaski Financial Corp., which has its principal executive offices at 12300 Olive Boulevard, St. Louis, Missouri 63141.  He is also a principal of Bradshaw Capital Management, LLC, an asset management and advisory firm serving institutional investors and eleemosynary organizations.  The business address for Bradshaw Capital Management is 75 Brookhaven Road, Pinehurst, North Carolina 28374.

(d)	Mr. Bradshaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Bradshaw has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bradshaw is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Bradshaw acquired 600,175 shares of Company common stock for a total of $5,959,276.24.  All of the funds used to acquire these shares were personal funds of Mr. Bradshaw.

Mr. Bradshaw was awarded 4,825 shares of restricted stock under various equity plans of the Company for which he was not required to pay monetary consideration. Of such restricted shares, 419 shares remain unvested as of the date of this Schedule 13D.

In addition, Mr. Bradshaw was also granted stock options to purchase 30,000 shares for which he was not required to pay monetary consideration, all of which are vested and exercisable as of the date of this Schedule 13D.

Item 4.   Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  Mr. Bradshaw may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above and in his capacity as an executive officer and a director of the Company and the Bank, Mr. Bradshaw does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)           Mr. Bradshaw beneficially owns 605,000 shares, representing 5.0% of the 12,073,054 shares of the Common Stock deemed outstanding as of December 1, 2014 for such purpose.

(b)           Mr. Bradshaw has sole voting and dispositive power over 605,000 shares, which includes 604,581 shares he holds directly and 419 shares of unvested shares of restricted stock.

(c)           Mr. Bradshaw has affected the following transactions in the common stock of the Company during the past sixty days:

Date	Type of Transaction	Number of Shares	Price Per Share
December 10, 2014	Stock option exercise	30,000	$11.25
December 2, 2014	Open market purchase	354	$11.51
December 1, 2014	Open market purchase	2,000	$11.54
December 1, 2014	Open market purchase	1,000	$11.58
November 10, 2014	Open market purchase	2,000	$11.55
November 6, 2014	Open market purchase	2,000	$11.55
November 6, 2014	Open market purchase	1,000	$11.59
October 30, 2014	Open market purchase	1,000	$11.42
October 30, 2014	Open market purchase	4,385	$11.50

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 10, 2014	By:	/s/ Stanley J. Bradshaw
Stanley J. Bradshaw